Exhibit 99.2

Summary

During the planning stage of the audit, the auditors obtained information needed to identify fraud risks by making certain inquiries and considering fraud risk factors and other information. They identified certain risks that may result in a material misstatement due to fraud and they assessed the identified risks after considering the Company’s internal controls. Initially, the auditors responded to the results of the assessment using an overall response. However, after they found one suspected fraudulent transaction and other internal control problems, they developed specific responses that addressed the risk of stolen assets. Those responses resulted in additional audit procedures that uncovered numerous instances of embezzlement by the Company’s bookkeeper. As the auditors found suspected fraudulent or unusual transactions through their additional procedures, they informed management, who investigated the transactions and reported back to the auditors. At first, the auditors thought the embezzlement was limited to the cash account (through forging, doctoring of accounting records, fictitious payees, etc.), but as it turned out, the majority was through identity theft and fraudulent electronic funds transfers.

Importantly, management had no knowledge of any actual fraud or suspicions of fraud and was unaware of any allegations of fraud or suspected fraud affecting the Company. The fraud was uncovered by the audit team solely through the assessment of fraud risk factors. The Company has two managers, a bookkeeper and two warehouse personnel. Annual revenues were approximately $336,000 and the embezzlement totalled approximately $134,000 in a one year period.

Developing Specific Responses to Identified Fraud Risk Factors

Per discussion with the bookkeeper and management, the auditors determined that there was a lack of segregation of duties as the bookkeeper assumed virtually all administrative functions, such as received and opened the mail, processed customer payments in QuickBooks (the accounting software used by the Company), deposited checks in the bank, processed vendor payments, and performed the monthly bank reconciliation. Monthly bank statements and reconciliation were not reviewed by management. Normal audit procedure showed (1) bank statements were not reconciled to the accounting balance, (2) an inaccurate inventory listing, and (3) no supporting documentation evidencing certain transactions selected for testing.

Based on the information above, the audit team noted that fraud risks related to stolen assets were present. The audit senior informed and discussed this with management during the course of the audit and recommended that the bank reconciliation and a review of bank statements be performed by management. Also, during the discussion, management expressed their trust and confidence in the bookkeeper’s ability. Based on this, the auditors initially established an overall response to the fraud risks factors, by increasing supervision of engagement staff, incorporating an element of unpredictability in their test work, and increased recognition of the need to corroborate client explanations through examination of documentation, or corroboration with others within or outside the company.

Embezzlement at LGA Holdings, Inc.

The auditors requested certain documents for testing. The bookkeeper indicated and insisted that the supporting invoice for a particular vendor payment was located in the vendor file. After the auditors spent several minutes attempting to locate the invoice, they obtained the canceled check for the payment and noted that the check was paid to and endorsed by the bookkeeper, not the vendor. The auditors were told that the bookkeeper was unaware of how the discrepancy between the accounting records and the canceled check occurred.

Because of this finding, the audit partner met with management. After presenting the discrepancy to management, management felt that the discrepancy was an honest mistake. After the meeting, the audit partner and audit senior reassessed the fraud factors. The audit partner instructed the audit senior to develop specific responses to those fraud risks factors. The audit senior extended the audit procedures as follows:

1.	Review all canceled checks and compare the payee and amount to the payee and amount in the cash ledger. Review cancelled checks for endorsement, bank encrypted amounts, and possible alterations.

2.
Review all deposit slips and verify the customer’s name and deposit amounts with entries recorded in the cash ledger. Compare deposit dates in the cash ledger and deposit tickets to ensure that they were identical or within a reasonable time period.

3.
Obtain monthly bank statements for the audit period and trace the withdrawals and deposits on the bank statements to disbursements and receipts in the cash ledger. Verify that all withdrawals and deposits on the bank statements were recorded in the general ledger.

4.	Compare the client withdrawals and deposits per the bank statements to the cash ledger to identify discrepancies.

5.	The auditors attempted to reconcile the bank statement to the general ledger, normally a management function, to arrive at the cash balance at year-end.

How the Bookkeeper Stole the Company’s Assets

After performing the above procedures, the auditors noted the following:

1.	Located another canceled check that was paid to and endorsed by the bookkeeper, but was shown on the cash ledger as being paid to a vendor.

2.	Checks that cleared the bank, but the Company could not provide the auditors with the canceled checks.

3.	Deposits made to the bank account but not recorded in the cash ledger.

Embezzlement at LGA Holdings, Inc.

4.	Suspicious electronic merchant card withdrawals in the bank statements (shown as negative deposits!) that the auditors were unable to trace directly to the cash ledger.

The auditors initially informed and inquired of management the findings 1 and 2 above. In addition to the list above, the auditors also provided management with a punch-list of open items, including credit card statements and invoices for certain payments or transactions selected from the accounting records. The punch-list together with the knowledge of the findings above prompted management to investigate further.

During the course of management’s investigation, they discovered the following:

1.
The bookkeeper disbursed unauthorized checks to herself and to a fictitious payee. She concealed this activity in the accounting records by changing the payee name in QuickBooks to a legitimate vendor name. Additionally, the bookkeeper forged management’s signature on the checks payable to herself. The approximate fraud amounted to $11,548.

2.
The bookkeeper obtained a Company credit card in her own name by forging management’s signature which she used to then pay for personal expenses and cash advances. She attempted to conceal the credit card activities by disposing of the credit card statements. The approximate fraudulent charges amounted to $55,276.

3.
The bookkeeper arranged for her Pay-Pal and EBay online purchases to be billed to the Company’s credit card. These activities were undetected due to the individually insignificant charges. Additionally, certain Company authorized charges from EBay, such as product listing fees, were combined with her personal charges. The approximate fraudulent charges amounted to $6,525.

4.
She sent merchant credit card refunds, electronically withdrawn from the Company’s bank account, to her personal credit card using the Company’s credit card machine. (Management believed that she observed a member of management issue a cash refund to a customer through the credit card machine.) The approximate fraudulent merchant credit card refunds amounted to $60,589.

5.
She used blank checks sent by the credit card agency to the Company to borrow money on behalf of the Company. She then deposited these checks in the corporate bank account. These credit card advances were used to divert funds from the Company’s account and to possibly conceal unauthorized withdrawals from the Company’s bank accounts (or provide an additional source of cash from which to steal.) The credit card checks were also forged.

Based on the review of the Company’s banking records and credit card statements, we believe that the bookkeeper diverted approximately $133,938 of the Company’s funds.